November 22, 2011

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Geokinetics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 001-33460
Response Letter filed September 6, 2011

Dear Ms. Blye:

Geokinetics Inc. (the “Company”) hereby submits the following response to your letter dated September 15, 2011 (the “Comment Letter”), containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K.

In this letter, we have reproduced your comments in italics typeface and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

General

1.                                      We note your response to comment 1 of our letter dated August 22, 2011.  We note also, with respect to the publicly available information regarding contacts with U.S.-designated state sponsors of terrorism cited in our prior comment 1, that BP, Eni S.p.A. and Petrobras have been the subject of negative publicity relating to their operations associated with Iran and Sudan, and Petrobras and Eni S.p.A. have been the subject of divestment initiatives as a result of their operations associated with Iran and Sudan.  Please discuss for us the potential impact on Geokinetics, Inc. of the negative publicity regarding, and the investor sentiment evidenced by divestment activity directed toward, these companies.  Your response should address the possibility that your reputation and share value will be negatively impacted by these companies’ status as major customers of Geokinetics, Inc.

Response:                                        The Company’s investor relations group has reviewed its log of oral, written and electronic communications with analysts and investors over the prior three-year period.  To the Company’s knowledge, during such period, no person has inquired or made a statement to the Company related to any concern over the impact of negative publicity with respect to the operations in Iran and Sudan of BP, Eni S.p.A. and Petrobras, or any other third parties with whom the Company has or has had contractual relationships, and any related potential divestment initiatives related thereto.  Further, the Company believes that any such potential negative investor sentiment would not have a material effect on the Company’s share price and/or results of operations.  Accordingly, the Company believes that the matters described above are not a matter of significant interest to the investing public, from either a quantitative or qualitative perspective, and believes that such concerns are inapplicable to the Company.

The Company acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investments in companies which have dealings with state sponsors of terrorism and will continue to monitor the potential effect of investor sentiment directed toward these companies.

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.  Additionally, I would greatly appreciate it if the Staff would copy me on any and all future correspondence directed to the Company and/or Richard Miles.  My contact information is provided below.

Sincerely,

/s/ William L. Moll, Jr.

William L. Moll, Jr.
Vice President, General Counsel & Secretary
Telephone: (281) 848-6920
Facsimile: (713) 850-7330
Email: bill.moll@geokinetics.com

cc:	Jennifer Hardy, Esq., Special Counsel
Securities and Exchange Commission

George G. Young III, Esq.
Haynes and Boone, LLP